03017016

NO ACT
P.E 1-21-03
333-59328-22

March 7, 2003

DC

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act 34
Section 12(g)
Rule
Public Availability 3-7-03

Re: Seagate Removable Storage Solutions Holdings
Incoming Letter dated January 21, 2003

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), which arose at the end of the Company's last fiscal year end, with respect to options granted and to be granted pursuant to the Company's 2001 Share Option Plan (the "Plan") in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the date at which the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Amy M. Starr

Amy M. Starr
Special Counsel

CP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2003

Stephen W. Fackler
Simpson Thacher & Bartlett
3330 Hillview Avenue
Palo Alto, CA 94304

Re: Seagate Removable Storage Solutions Holdings

Dear Mr. Fackler:

In regard to your letter of January 21, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

SIMPSON THACHER & BARTLETT
3330 HILLVIEW AVENUE
PALO ALTO, CA 94304
(650) 251-5000

FACSIMILE: (650) 251-5002

DIRECT DIAL NUMBER
(650) 251-5170

E-MAIL ADDRESS
sfackler@stblaw.com

January 21, 2003

VIA E-MAIL & FEDERAL EXPRESS

Ms. Amy Starr
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Avenue
Washington, D.C. 20549

Re: Seagate Removable Storage Solutions Holdings—Application for No-Action Relief Under Section 12(h) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Seagate Removable Storage Solutions Holdings, a Cayman Islands limited company (the "Company") and a majority-owned subsidiary of New SAC, a Cayman Islands limited company ("Parent"), we hereby apply, pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for an order or no-action letter relieving the Company from the requirements of Section 12(g) of the Exchange Act with respect to options granted, and to be granted, by the Company to its employees, non-employee directors and consultants and the employees, non-employee directors and consultants of its subsidiaries, all of which are wholly-owned subsidiaries, and Parent pursuant to its 2001 Share Option Plan (the "Plan").

BACKGROUND

The Company

The Company was formed in August 2000 to be a holding company for the tape drive operating business of Seagate Technology, Inc. ("Seagate Technology"). On November 22, 2000, Seagate Technology, Seagate Software Holdings, Inc. ("Seagate Software Technology"), a subsidiary of Seagate Technology, and Suez Acquisition Company (Cayman) Limited ("SAC"), completed a stock purchase agreement and Seagate Technology and VERITAS Software Corporation ("Veritas") completed an agreement and plan of merger and reorganization. SAC, which was a limited company organized under the laws of the Cayman Islands formed solely for the purpose of entering into the stock purchase agreement and related acquisitions, assigned all of its rights under the stock purchase agreement to New SAC. As a result of these transactions, the Company became a wholly-owned subsidiary of New SAC.

The Company is engaged in the business of designing, manufacturing and marketing tape drive solutions for backup and data protection for platforms from notebooks and PCs to enterprise servers. Its authorized capital consists of 22,500,000 Preferred Shares, par value $.0001 per share (the "Preferred Shares"), 20,000,000 of which have been designated Series A preferred shares and are outstanding (all of which are owned by New SAC), and 30,000,000 Common Shares, par value $.0001 per share (the "Common Shares"), none of which is outstanding as of January 8, 2003. The Company had more than $10 million in total assets at June 28, 2002, the last day of its most recently completed fiscal year. The Series A Preferred Shares and the Common Shares are separate and distinct classes of stock because each class is allocated separate and distinct rights, preferences and privileges with respect to voting, liquidation, receipt of dividends and other matters. The rights attached to the Common Shares and the Series A Preferred Shares may only be changed with the written consent of the holders of 75% of the shares in each such class. The following summarizes the terms of each class as set forth in the Company's Memorandum of Association and the Articles of Association.

Holders of Series A Preferred Shares are entitled to vote on all matters on which holders of Common Shares may vote, as a class with the holders of Common Shares. Each holder of Series A Preferred Shares shall have that number of votes equal to the number of Common Shares into which the Series A Preferred Shares may be converted on the appropriate record date. The Series A Preferred Shares may be converted into Common Shares at any time, at the holder's option, at a ratio that is currently one-to-one, based on a current conversion price of US$1.60 per share. The conversion price is subject to adjustment to prevent dilution of the Series A Preferred Shares in the event that the number of Common Shares is altered, as more fully described in the Company's Articles of Association. The Series A Preferred Shares shall be automatically converted into Common Shares upon the closing of any initial public offering of the Company's Common Shares, on the basis of the conversion price then in effect. All voting of Series A Preferred Shares is non-cumulative.

Holders of Series A Preferred Shares are entitled to receive ratably with the holders of Common Shares dividends and distributions, if any, that the Company may declare, including any Extraordinary Distributions, which are defined in the Company's Articles of Association as any distributions of securities of any subsidiary of the Company in a spin-off transaction, or the proceeds from the sale or other disposition of the assets or outstanding capital stock of any such subsidiary. Upon any liquidation, dissolution, or winding up of the Company, holders of Series A Preferred Shares shall receive, out of any remaining, legally available assets of the Company, a liquidation preference of $1.60 per Series A Preferred Share, less the aggregate amount of any Extraordinary Distributions already made on such Series A Preferred Shares. Thereafter, holders of the Series A Preferred Shares shall be entitled to participate pro rata with the holders of Common Shares in the Company's remaining assets available for distribution. To the extent there are insufficient remaining assets of the Company to pay the liquidation preference, holders of Series A Preferred Shares shall share ratably in the distribution of the Company's remaining assets, in proportion to the respective amounts that would otherwise have been payable in respect of their shares on such distribution if all amounts payable in respect of their shares were paid in full.

Holders of Common Shares may cast one vote for each share held of record at all shareholder meetings. All voting is non-cumulative. Holders of Common Shares do not have preemptive rights or rights to convert their Common Shares into any other securities. Holders of Common Shares are entitled to receive ratably dividends and distributions, if any, that the Company may declare. Subject to the preferential rights of holders of the Preferred Shares, upon liquidation, all holders of Common shares are entitled to participate pro rata in the Company's assets available for distribution. Based upon the substantial differences in the terms of the Company's Preferred Shares and Common Shares, we are of the opinion that they are separate and distinct classes of equity securities for purposes of Section 12(g) of the Exchange Act.

The Company had more than $10 million in total assets at June 28, 2002, the last day of its most recently completed fiscal year.

Currently, the Company and its subsidiaries employ approximately 1,063 persons worldwide. In addition, it makes use of supplemental employees, principally in manufacturing, who are hired on an as-needed basis.

The Plan

The Plan was adopted by the Company's board of directors (the "Board") and approved by Parent, as the Company's sole shareholder, in December 2000. Employees, non-employee directors and consultants of the Company, its subsidiaries and Parent are eligible to participate in the Plan. The Company has presently reserved 5,000,000 Common Shares for issuance of awards under the Plan.

The terms of the Plan permit options to be granted to individuals who serve as consultants to the Company, its subsidiaries or Parent. The Company hereby confirms that any consultants who participate in the Plan are limited to those consultants who satisfy the definition of "consultants or advisors" set forth in Rule 701(c)(1) under the Securities Act of 1933, as amended (the "Securities Act"), and therefore compensatory stock awards to these individuals are intended to be eligible for the exemption from the registration requirements set forth under Section 5 of the Securities Act provided by Rule 701 or Section 4(2) of the Securities Act. The Company also hereby confirms that at all times Parent has satisfied the definition of "parent" under Rule 701 promulgated under the Securities Act so that the employees, non-employee directors and consultants of Parent are eligible to receive awards for which the Rule 701 exemption is available (assuming that all other relevant requirements of the Rule 701 exemption are satisfied) pursuant to Rule 701(c). The Company also hereby confirms that at all times all of its subsidiaries have satisfied the definition of "majority-owned subsidiary" under Rule 701 promulgated under the Securities Act so that the employees, non-employee directors and consultants of a subsidiary of the Company are eligible to receive awards for which the Rule 701 exemption is available (assuming that all other relevant requirements of the Rule 701 exemption are satisfied) pursuant to Rule 701(c). Finally, so long as the Company is relying upon the relief granted in response to this request, the Company hereby confirms that Parent will satisfy the definition of "parent" under Rule 701 promulgated under the Securities Act at the time that an option is granted in the future to an employee, non-employee director or consultant of Parent, and each of its subsidiaries will satisfy the definition of "majority-owned subsidiary" under Rule 701 promulgated under the Securities Act at the time that an option is granted in the future to an employee, non-employee director or consultant of such subsidiary.

The intent of the Plan is to provide a method by which selected individuals rendering services to the Company and its subsidiaries may be offered an opportunity to invest in or receive grants of Common Shares of the Company, thereby increasing their personal interest in the growth and success of the Company. The Plan is also intended to aid in attracting persons of exceptional ability to become officers and employees of the Company and its subsidiaries.

The Plan is administered by an administrative committee (the "Committee") appointed by the Board. The Committee has the discretion to determine which employees receive options. It has been a goal of the Company to grant options to most of its full-time employees. As of January 8, 2003, options to purchase an aggregate of 4,872,330 Common Shares were outstanding under the Plan, being held by 1,106 employees, non-employee directors and consultants of the Company and its subsidiaries. Options granted under the Plan were first held by 500 or more employees of the Company and its subsidiaries as of July 24, 2001, which date occurred after June 29, 2001, the last day of the Company's fiscal year ending in 2001. As of the end of the Company's most recently completed fiscal year on June 28, 2002, options granted under the Plan have continued to be held by 500 or more employees of the Company and its subsidiaries.

Summary of the Options

The Plan grants the Committee discretion to determine the specific terms of each option granted within the range of terms permitted under the Plan. However, the Committee has determined that all options should be granted on substantially uniform terms. Each option is documented by an individual share option agreement between the Company and the optionholder and a share option grant notice, stating the terms and conditions thereof, including number of shares of Common Stock subject to the option grant, the exercise price, the option term, vesting provisions and restrictions on transfer.

The following is a summary of the material terms of the Plan, the option agreements and the options that have been granted and that the Company intends to grant under the Plan.

1. The number of Common Shares subject to each option is determined by the Committee at the time the option is granted.

2. The exercise price for each Common Share subject to an option is determined by the Committee at the time of grant and shall not be less than 85% of the fair market value per Common Share on the date of grant of the option; provided, however, that if the recipient of the option is a 10% shareholder, then the option price per share shall not be less than 110% of the fair market value on the date of grant. Notwithstanding the foregoing, the Company's

policy is to set the exercise price at 100% of fair market value, and all options to date have been granted at that price. So long as there is not a public market for the Common Shares, the fair market value is the fair market value per share established by the Board in good faith. The exercise price must be paid in full at the time of exercise, and so long as there is not a public market for the Common Shares, may only be paid in cash or by check.

In addition, so long as a public market does not exist for the Common Shares, the Company intends to communicate to optionholders on a scheduled periodic basis (and no less frequently than quarterly) the fair market value for the Common Shares based on a good faith determination by the Board.

3. The options generally have a term of 10 years, subject to earlier termination if certain events occur, as discussed below.

4. Options generally vest as to 25% of the shares subject thereto on the first anniversary of the vesting commencement date, and vest as to an additional $1/48^{th}$ (or 2.083%) of the shares subject thereto monthly thereafter over the next three years.

5. To the extent that an option is vested, it will be exercisable upon vesting until the earliest to occur of the following dates:

   (a) the tenth anniversary of the Date of Grant; and

   (b) in the event of the optionholder's termination of employment as a result of death or disability, one year following the later of (A) a Significant Corporate Event (as defined below) and (B) the date of the optionholder's termination of employment;

   (c) in the event that a public market for the Common Shares exists on the date of the optionholder's termination of employment, three (3) months following the date of the optionholder's termination of employment by the Company without cause (other than as a result of death or disability) or by the optionholder for any reason;

   (d) in the event that a public market for the Common Shares does not exist on the date of the optionholder's termination of employment, seven (7) months following the later of (A) a Significant Corporate Event and (B) the date of the optionholder's termination of employment by the Company without cause (other than as a result of death or disability) or by the optionholder for any reason; and

   (e) the date of the optionholder's termination of employment by the Company for cause.

In addition, officers of the Company or Parent, and members of the Company's board of directors may exercise their option with respect to shares that have vested and before the option terminates only after the earlier of (A) the ninth anniversary of the date of grant or (B) the occurrence of a Significant Corporate Event (as defined below).

For purposes of the Plan, "Significant Corporate Event" means the date on which the

Company delivers notice to the optionholder at the optionholder's address most recently provided to the Company by the optionholder of the first to occur of (1) the actual or impending closing of the initial underwritten public offering of the Common Shares pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (2) the actual or impending occurrence of a Change in Control (as that term is defined in the Plan), or (3) the impending occurrence of a liquidation, winding up of the Company's business, dissolution or similar event, which in any such case the proceeds payable to holders of the Company's equity securities are sufficient so that a portion of the proceeds is allocable to the Common Shares.

6. The obligation of the Company to issue Common Shares upon exercise of options granted under the Plan is subject to all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the effectiveness of any registration statement required under the Securities Act.

7. In the event of a change in control of the ownership of the Company in which the option is not to be assumed or replaced with a substitute option which substantially preserves both the intrinsic value and the rights and benefits of the option as in effect immediately prior to the change in control or is not otherwise to be continued in effect by the Company or any successor entity in the change of control, then the option will, for at least 10 days prior to the consummation of the change in control, vest and become exercisable for all the shares subject at that time to the option and, if not exercised at that time, will terminate upon the consummation of the change in control.

8. The Company has a right of first refusal with respect to any shares which are acquired upon the exercise of an option such that prior to the time there is a public market for the Company's Common Shares, whereupon the Common Shares will be registered under the Exchange Act, any holder of Common Shares acquired by exercising an option who receives an offer from a third party (which term includes all employees, directors, consultants, and other service providers of the Company, its subsidiaries and Parent—other than the holder of such Common Shares) to purchase any or all such Common Shares and would like to accept the offer, must first notify the Company of the offer, and the Company will have the right to purchase the Common Shares covered by the offer at the same price and under substantially the same terms as contained in the offer. The Company undertakes that it will exercise its right of first refusal or will assign its right of first refusal to a director or other control person of the Company who will exercise such right so long as the Company is relying on the relief granted in response to this request. *SEC No-Action Letter, New South Holdings, Inc.* (August 6, 2001). Furthermore, the Company undertakes that it will not permit an optionholder who has exercised his or her option to complete a transfer without value of any Common Shares except to the holder's guardian in the event of the holder's disability, upon the holder's death, by gift to a family member within the meaning of Rule 701, or pursuant to the terms of a domestic relations order. The Company confirms that it possesses the authority under the terms of the Plan and the agreements evidencing the options granted thereunder to limit the

transfer without value of any Common Shares to those circumstances listed in the preceding sentence.

9. Upon an optionholder's termination of employment, any options that have not yet vested on the date the optionholder's employment ends will be cancelled by the Company. Upon an optionholder's termination of employment, the optionholder will generally have a post-employment exercise period of three months to one year in which to exercise the option for any shares in which the optionholder is vested on the date the optionholder's employment ends. However, because of the absence of a public market for the Common Shares or other generally available opportunity to sell or exchange the Common Shares for cash or marketable securities, the options have been designed so that the post-employment exercise period will generally not begin until the occurrence of a Significant Corporate Event. If an optionholder's employment is terminated for cause, the optionholder's option terminates immediately.

10. The holders of options granted under the Plan will have no voting or other rights as shareholders of the Company prior to exercise of the options.

11. Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution, unless otherwise permitted by the Committee in the limited circumstances described below, and the options may be exercised during the lifetime of an optionholder only by the optionholder or by the optionholder's designated beneficiary. The Company undertakes that it will not permit the transfer of options during the lifetime of the holder of an option by such holder other than by gift to family members as defined under Rule 701, to the guardian of the holder in the event of the holder's disability, or pursuant to a domestic relations order, and no transferee shall be permitted to make a subsequent transfer (except back to the transferor or to the Company), so long as the Company is relying on the relief granted in response to this request. The Company hereby confirms that as of this date, the Committee has not granted any options under the Plan with terms which are different than those described in this paragraph and will not grant any options under the Plan in the future with terms which are different than those described in this paragraph so long as the Company is relying on the relief granted in response to this request.

12. There will be no market or methodology that would allow holders of options granted under the Plan to receive any consideration or compensation for these options prior to the time of exercise.

The Division may rely upon the summary descriptions of the terms of the Plan and the agreements evidencing the options granted thereunder which are contained in this letter. In reviewing this letter, the Division may assume that all material terms of the Plan and the agreements evidencing the options granted thereunder are set forth in the body of this letter.

Based on the substantial differences in the terms of the Company's Common Shares and the options which may be granted pursuant to the Plan to acquire the Company's Common Shares, we are of the opinion that the Common Shares and options to acquire Common Shares are separate and distinct classes of equity securities for purposes of Section 12(g) of the Exchange Act. It should be noted that the Company is not requesting an order or no-action letter relieving the Company from the requirements of Section 12(g) of the Exchange Act with respect to the Common Shares, but only with respect to the options to acquire Common Shares.

The Company undertakes that it will not amend any term of the restrictive provisions of the Plan or the option agreements described in this letter so long as the Company is relying on the relief granted in response to this request.

Rule 701 Disclosure

The exercise of options granted under the Plan is exempt from registration under the Securities Act under Rule 701, because the aggregate exercise price of the options granted under the Plan has not exceeded the greatest of (i) $1,000,000, (ii) 15% of the total assets of the Company or (iii) 15% of the outstanding common shares and/or preferred shares.[1] As a result, however, of having granted options to optionholders within twelve months with an aggregate exercise price in excess of $5 million, the Company is subject to the requirement under Rule 701(e) to provide certain disclosures to its optionholders. In compliance with its disclosure obligations, the Company has delivered those materials required by Rule 701(e) to optionholders prior to the exercise of their options under Rule 701. The Company will also update those materials as necessary in order to comply with the requirements of Rule 701(e), particularly the requirement under Rule 701(e)(4) that financial statements required by Rule 701 must be as of a date no more than 180 days before the sale of securities in reliance on the exemption.

DISCUSSION

The Company has granted and may grant in the future options in compliance with the exemption from registration under the Securities Act provided by either (1) Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act or (2) Rule 701 of the rules promulgated under the Securities Act.

Although we do not believe that the grant of options under the Plan is required to be registered under the Securities Act, it is possible that if 500 or more persons hold options for the Company's Common Shares, the Company might be required to register the options under Section 12(g) of the Exchange Act, unless exemptive or no-action relief from this requirement is granted under Section 12(h) of the Exchange Act.

---

[1] The Company may determine that certain option grants to officers and non-employee directors of the Company (but not of its subsidiaries) are eligible for the exemption from the registration requirements of the Securities Act under Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act in lieu of relying on the Rule 701 exemption with respect to such options.

Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act, having total assets of more than $1 million and a class of equity security (other than an exempted security) held of record by 500 or more persons, to register the security under the Exchange Act. Pursuant to its authority under Section 12(h), the Commission has promulgated Rule 12g-1, which exempts from the registration requirement of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million. Issuers are required to comply with the registration requirements within 120 days after the last day of its first fiscal year when it first meets the total asset and record holder tests.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "1964 Amendments"). Prior to the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional <u>publicly traded securities</u>." (Emphasis added)

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would...provide for registration of <u>securities traded in the over-the-counter market</u> and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028. (Emphasis added)

(c) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of <u>active investor interest in the over-the-counter market</u>." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 2, 88th Cong. 1st Sess. (1963) at pages 60-62). (Emphasis added)

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently <u>active trading markets and public interest</u> and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986. (Emphasis added)

All of the above authorities strongly suggest that it was not the intent of Congress to require Exchange Act registration by an issuer that did not have "publicly traded securities" or "securities traded in the over-the-counter market," and that was not the subject of "active investor interest in the over-the-counter market," or "active trading markets and public interest."

Authority of Commission to Grant Relief

Section 12(h) of the Exchange Act authorizes the Commission, upon application of an interested party, to exempt an issuer from Section 12(g) "if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and the extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

Appropriateness of Exemption or Other Relief

The Company currently has no record holders of its Common Shares, and the sole holder of record of its Preferred Shares is Parent. However, Section 3(a)(11) of the Exchange Act defines "equity security" to include not only "any stock or similar security," but also "any warrant or right to subscribe to or purchase a security." As a result, it is possible that options to acquire the Company's Common Shares would be deemed to be a class of equity security so that since 500 or more persons hold the options, the Company would become subject to the registration requirements of Section 12(g) of the Exchange Act, unless an exemption or other relief from the registration requirements of Section 12(g) is granted to the Company.

Assuming that the Company would become subject to the registration requirements of Section 12(g) if 500 or more persons held options for its Common Shares, there would still be no public investors in the Common Shares and neither the Common Shares nor the options would be publicly traded. The history of the 1964 Amendments makes clear that Congress did not intend Section 12(g) to require the Company to register under these circumstances. Accordingly, the Company believes that it would be appropriate for the Commission to grant an exemption or no-action relief from the registration requirements of Section 12(g) with respect to options granted under the Plan.

Number of Public Investors

Section 12(h) specifies a number of factors to be taken into account by the Commission in reviewing an application for an exemption. The first of these is the number of public investors in the issuer. As indicated above, the Company currently has no record holders of its Common Shares, all of whom are optionholders by virtue of their service relationship, and only one record holder of its Preferred Shares. Since the options under the Plan are granted without cash or other tangible consideration, the holders of those options cannot reasonably be considered investors in the Company. Indeed, the first time that these holders will have the opportunity to become investors in the Company is when and if the options become exercisable and they acquire Common Shares of the Company. As a result, we believe that it can fairly be said that the holders of options granted under the Plan are not public investors in the Company.

The options under the Plan generally become exercisable upon vesting; provided, however, that officers who hold vested options may not exercise these vested options until the earlier of (A) the ninth anniversary of the date of grant or (B) the occurrence of a Significant Corporate Event. In addition, because of the lack of a public market for the Company's Common Shares, the Company expects that relatively few optionholders who may acquire the contractual ability to exercise vested shares will in fact choose to exercise their option until there is a public market for the Company's Common Shares or another opportunity to sell or exchange the Common Shares for cash or marketable securities becomes generally available (such as an acquisition in which the acquiror pays cash for all outstanding shares).

In the March 31, 2001 Quarterly Update to the Current Issues and Rulemaking Projects ("Quarterly Update"), the Commission staff announced that it has provided for an alternative set of conditions for relief from the registration requirements of Section 12(g) set forth in its previously-issued no-action letters. In particular, the staff noted that options granted under a plan may be immediately exercisable so long as stock received upon exercise of the options is not transferable, except back to the issuer or in the event of death or disability. In the case of the Company, any Common Shares of the Company acquired upon exercise of an option are subject to the Company's right of first refusal, which requires that prior to the time that a public market exists for the Common Shares, any holder of Common Shares acquired by exercising an option who receives an offer from a third party to purchase any or all such Common Shares and would like to accept the offer, must first notify the Company of the offer, and the Company will have the right to purchase the shares covered by the offer at the same price and under substantially the same terms as contained in the offer. The Company undertakes that it will exercise its right of first refusal or will assign its right of first refusal to a director or other control person of the Company who will exercise such right so long as the Company is relying on the relief granted in response to this request. Furthermore, the Company undertakes that it will not permit an optionholder who has exercised his or her option to complete a transfer without value of any Common Shares except to the holder's guardian in the event of the holder's disability, upon the holder's death, by gift to a family member within the meaning of Rule 701, or pursuant to the terms of a domestic relations order. The Company confirms that it possesses the authority under the terms of the Plan and the agreements evidencing the options granted thereunder to limit the transfer without value of any Common Shares to those circumstances listed in the preceding sentence. Given these restrictions, the Company's Common Shares subject to options cannot be resold or otherwise transferred to the public.

Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a company's equity securities. The Plan has been structured to preclude trading of the options. The options granted or to be granted under the Plan are not transferable, other than by will or by the laws of descent and distribution in the event of an optionholder's death. Transfers made in contravention to the Plan are deemed void thereunder. As a result, there will be no opportunity for any trading to take place or any trading interest in the options to develop prior to that time.

Nature of Issuer

The last factor mentioned in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. All income and assets of the Company and its subsidiaries relate directly to its growth and operations as a designer, manufacturer and marketer of products for storage, retrieval and management of electronic data.

The Company concedes that, if there were sufficient public ownership of and trading interest in its securities, consideration of the size or nature of the Company's business would not alone justify avoidance of the registration requirement of Section 12. However, because it has no public investors and no trading interest in its securities, the Company believes that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Plan.

Comparison to Relief Under Alternative Set of Conditions

In the March 31, 2001 Quarterly Update to the Current Issues and Rulemaking Projects ("Quarterly Update"), the Commission staff announced that it has established a modified alternative set of conditions for relief from those set forth in its prior no-action letters. Since announcing its modifications, the Commission staff has granted no-action relief in a number of situations similar to that of the Company. These no-action letters include: *Unisphere Networks, Inc.* (January 15, 2002), *Gen-Probe Incorporated* (August 15, 2001), *NewSouth Holdings, Inc.* (August 6, 2001) and *AMIS Holdings, Inc.* (July 30, 2001). The Company meets the Commission's modified conditions for relief as noted below.

- *The options may be immediately exercisable.* As described in paragraph 4 above in the section of the "Background" portion of this letter entitled "Summary of the Options", options granted and to be granted under the Company's Plan may become exercisable as soon as one year following the vesting commencement date.

- *Former employees may retain their vested options.* As described in paragraph 9 above in the section of the "Background" portion of this letter entitled "Summary of the Options", under the Company's Plan, former employees are permitted to retain their vested options so long as their termination is not for cause, and may exercise the vested portion of any option until the earlier of the expiration of that option and a specified period following such employee's termination, depending upon the reason for termination.

- *The options must remain non-transferable except in the event of death or disability of the optionholder.* As described in paragraph 11 above in the "Background" portion of this letter entitled "Summary of the Options", under the Company's Plan, options are not transferable, except by will or by the laws of descent and distribution, unless otherwise permitted by the Committee in the limited circumstances described below, and the options may be exercised during the lifetime of an optionholder only by the optionholder or by the optionholder's designated beneficiary. The Company undertakes that it will not permit the transfer of options during the lifetime of the holder of an option by such holder other than by gift to family members as defined under Rule 701, to the holder's guardian upon the holder's disability, or pursuant to a domestic relations order, and no transferee shall be permitted to make a subsequent transfer (except back to the transferor or to the Company), so long as the Company is relying on the relief granted in response to this request.

- *The stock received on exercise of the options may not be transferable, except back to the company or in the event of death or disability.* As described in paragraph 8 above in the "Background" portion of this letter entitled "Summary of the Options", the Company has a right of first refusal with respect to Common Shares acquired upon the exercise of an option held by an optionholder who would like to transfer shares to a third party. The Company's right of first refusal requires that prior to the time that a public market exists for the Common Shares, whereupon the Common Shares will be registered under the Exchange Act, any holder of Common Shares acquired by exercising an option who receives an offer from a third party (which term includes all employees, directors, consultants, and other service providers of the Company, its subsidiaries and Parent—other than the holder of such Common Shares) to purchase any or all such Common Shares and would like to accept the offer, must first notify the Company of the offer, and the Company will have the right to purchase the shares covered by the offer at the same price and under substantially the same terms as contained in the offer. The Company has represented in this letter that so long as it is relying upon the relief granted in response to this request, the Company will exercise its right of first refusal or will assign such right of first refusal to a director of the Company or similar control person who will exercise such right. *SEC No-Action Letter, New South Holdings, Inc.* (August 6, 2001). Furthermore, the Company undertakes that it will not permit an optionholder who has exercised his or her option to complete a transfer without value of any Common Shares except to the holder's guardian in the event of the holder's disability, upon the holder's death, by gift to a family member within the meaning of Rule 701, or pursuant to the terms of a domestic relations order. The Company confirms that it possesses the authority under the terms of the Plan and the agreements evidencing the options granted thereunder to limit the transfer without value of any Common Shares to those circumstances listed in the preceding sentence.

- *Consultants may participate in the option plan if they would be able to participate under Rule 701.* As described above under the section of the "Background" portion of this letter entitled "The Plan", the Company hereby confirms that any consultants who participate in the Plan are limited to those consultants who satisfy the definition of "consultants or advisors" set forth in Rule 701(c)(1).

Information Available to Optionholders and Stockholders as a Result of the Exercise of an Option. The Commission's modified position also is premised on both (1) optionholders and (2) holders of the Company's Common Stock who acquired their shares upon the exercise of an option granted under the Plan receiving essentially the same Exchange Act registration statement, annual report and quarterly report information that they would have received had the company registered the class of securities under Section 12, including audited financial statements and unaudited quarterly financial information, prepared in accordance with GAAP.

So long as the Company is relying on the relief requested by this letter, the Company undertakes to provide the following information:

(a) No later than promptly after the granting of the relief herein requested, the Company will provide to holders of the Company's options and stock received on exercise of the options an information statement (the "Information Statement") which contains essentially the same information as the Company would prepare for an Exchange Act registration statement on Form 10. The Information Statement will include among other things, the following: information concerning the Company's business, selected financial data, management's discussion and analysis of financial condition and results of operations, quantitative and qualitative disclosures about market risk, properties information, security ownership of certain beneficial owners and management, directors and executive officer information (including compensation information), certain relationships and related transactions information, legal proceedings information, a description of the Company's capital stock, a description of the indemnification of directors and officers, annual audited consolidated financial statements (prepared in accordance with GAAP), unaudited quarterly financial information (prepared in accordance with GAAP) through the period most recently available at the time the Information Statement is prepared, and information on changes in and disagreements with the accountants on accounting and financial disclosure.

(b) After making the Information Statement available, the Company will subsequently provide within 45 days after the end of each quarter to holders of the Company's options and Common Shares received on exercise of the options quarterly reports that contain essentially the same information as the Company would prepare for an Exchange Act quarterly report on Form 10-Q. The quarterly reports will include, among other things, the following: unaudited quarterly financial statements prepared in accordance with GAAP, management's discussion and analysis of its financial condition and results of operations, quantitative and qualitative disclosures about market risk, legal proceedings information, information concerning changes in the terms and rights of holders of securities, information concerning any defaults upon senior securities and information concerning any matters submitted to a vote of security holders.

(c) The Company will also subsequently provide within 90 days after the end of each fiscal year to holders of the Company's options and Common Shares received on exercise of the options annual reports that contain essentially the same information as the Company would prepare for an Exchange Act annual report on Form 10-K. The annual reports will include, among other things, the following information: information concerning the Company's business, properties information, legal proceedings information, information concerning any matters submitted to a vote of security holders, selected financial information, management's discussion and analysis of its financial condition and results of operations, quantitative and qualitative disclosures about market risk, annual audited consolidated financial statements prepared in accordance with GAAP, information concerning any changes in and disagreements with accountants on accounting and financial disclosure information, directors and executive officers information (including compensation information), security ownership of certain beneficial owners and management and certain relationships and related transactions information.

The Company undertakes to provide free of charge, to holders of the Company's options and Common Shares received on exercise of the options, copies of the quarterly reports and annual reports, on a continuing basis, so long as the holder agrees to keep such documents confidential. In the event a holder will not agree to keep such documents confidential, the Company undertakes to make the quarterly reports and annual reports available for inspection during normal business hours from the stock plan administrator or human resources personnel at its corporate headquarters in Scotts Valley, California and its central business location in Costa Mesa, California (the Company's only other central business location in the United States), and to make arrangements to make them available for inspection during normal business hours at other central business locations of the Company outside of the United States.

The above information requirements will terminate once the Company becomes a reporting company under the Exchange Act when the Company would instead comply with the information requirements contained in the Exchange Act and the rules thereunder.

CONCLUSION

Because of the absence of public investors and trading interest in the Company's securities, the Company believes that neither the public interest nor the protection of investors will be furthered by requiring the Company to be subject to the registration requirements of the Exchange Act on account of its granting options under the Plan pursuant to the terms of the Plan on the terms described in this letter.

We respectfully request that the Division issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company, which has granted options to acquire Common Shares to more than 500 persons pursuant to the Plan on substantially the terms described in this letter, from registering such options under Section 12(g) of the Exchange Act. We further request that this order or grant of no-action relief remain in effect until the earlier of (a) such time as the Company elects to become or in fact becomes a reporting company under the Exchange Act with respect to any class of the Company's securities, or (b) 120 days after the last day of the Company's fiscal year during which 500 or more persons become holders of any class of the Company's securities, other than options which have been granted under the Plan.

Securities Exchange Act
of 1934 – Section 12(h)

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. If for any reason the Division does not concur with our conclusions, we would appreciate the opportunity to confer with members of the Division by telephone prior to any written response to this letter. If the Division needs any additional information regarding this letter, or if we may otherwise be of assistance, please telephone Stephen W. Fackler at (650) 251-5170, William Hinman at (650) 251-5120 or Natasha Sankovitch at (650) 251-5075.

Very truly yours,

Stephen W. Fackler

cc: Seagate Removable Storage Solutions Holdings